Filed by 3TEC Energy Corporation Pursuant to Rule 425 of the Securities

Act of 1933 and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: 3TEC Energy Corporation

Commission File No.: 333-103149

Press Release	Source: Plains Exploration & Production Company

Plains Exploration Announces $75 Million Senior Subordinated Notes Offering

Thursday May 15, 11:28 am ET

HOUSTON, May 15 /PRNewswire-FirstCall/ — Plains Exploration & Production Company (NYSE: “PXP” or the “Company”) today announced its intention to offer $75 million in aggregate principal amount of nine year senior subordinated unsecured notes pursuant to exemptions from registration of the offering under the Securities Act of 1933. The notes will be issued in the same series as the Senior Subordinated Notes due 2012, previously issued in an aggregate principal amount of $200 million on July 3, 2002. Proceeds from the notes will be used to pay a portion of the cash purchase price for the Company’s acquisition of 3TEC Energy Corporation, if it is consummated. This offering will be completed prior to the merger and consequently is not conditioned upon the completion of the merger.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the notes. The offering of notes will not be registered under the Securities Act or applicable state securities laws and the notes may not be offered or sold in the United States absent registration or available exemptions from such registration requirements.

PXP is an independent oil and gas company primarily engaged in the upstream activities of acquiring, exploiting, developing and producing oil and gas in its core areas of operation: onshore California, primarily in the Los Angeles Basin, offshore California in the Point Arguello unit and the Illinois Basin in southern Illinois. PXP is headquartered in Houston, Texas.

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, the consequences of any potential change in our relationship with Plains Resources Inc., the consequences of our officers and employees providing services to both us and Plains Resources, the level and effects of our indebtedness, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP’s filings with the Securities and Exchange Commission.

Additional Information & Forward Looking Statement

On February 12, 2003, PXP and 3TEC filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PXP AND 3TEC AND THE PROPOSED TRANSACTION. The proxy statement/prospectus will be sent to security holders of PXP and 3TEC on May 5, 2003. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, Tx 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.

PXP and 3TEC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXP and 3TEC in connection with the merger. Information regarding the persons who may, under SEC rules, be considered to be participants in the solicitation of PXP’s and 3TEC’s stockholders is set forth in the joint proxy statement / prospectus that forms a part of the Registration Statement on Form S-4, as amended, PXP filed on May 1, 2003.

3TEC is engaged in the acquisition, development, production and exploration of oil and natural gas reserves. 3TEC’s properties are concentrated in East Texas and the Gulf Coast region of the United States, both onshore and in the shallow waters of the Gulf of Mexico. 3TEC’s management and technical staff have substantial experience in each of these areas.

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